Exhibit (a)(1)(v)

Forms of Letters from the Fund
to Investors in Connection with Acceptance of Offers of Tender

CPG Carlyle Fund, LLC

This letter is being sent to you if you tendered Units of the Fund.

Dear Investor:

CPG Carlyle Fund, LLC (formerly, CPG Carlyle Private Equity Fund, LLC) (the "Fund") has received and accepted your tender request.

Because you tendered units of beneficial interest of the Fund ("Units"), a promissory note is being held on your behalf by the Fund's Administrator, UMB Fund Services, Inc. ("UMB"), as payment of your tender proceeds.  Unless the tender offer has been oversubscribed, the promissory note, in the amount of 100% of the amount requested, will be paid as cash becomes available to the Fund, and is expected to be paid, in one or more installments, in full within 60 days after December 31, 2015.

In the event that it is later determined, subsequent to the tender offer's valuation date of December 31, 2015, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional share of the aggregate tender offer amounts payable by the Fund.  In that case, you will remain an investor in the Fund with respect to your Units that are not purchased.

Payments of cash in respect of the promissory note will be wired directly into the account you have designated.  If you did not provide account information, the cash payments will be mailed in the form of a check directly to you at your mailing address as listed in the Fund's records, unless you have advised the Fund in writing of a change in your mailing address.

The Fund generally will be required to report to the Internal Revenue Service and furnish to you the cost basis and holding period for Units repurchased from you by the Fund.  The Fund has elected the average cost method as the default cost basis method for purposes of this requirement.  If you wish to accept the average cost method as your default cost basis calculation method in respect of Units in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of your Units, you must contact UMB to obtain and complete a cost basis election form.

Should you have any questions, please feel free to contact the Fund at (212) 317-9200.

Sincerely,

CPG Carlyle Fund, LLC

CPG Carlyle Fund, LLC
This letter is being sent to you if you tendered Units of the Fund – Payment of Cash Amount.

Dear Investor:

Enclosed is a statement showing the breakdown of your withdrawal resulting from the repurchase of the requested units of beneficial interest ("Units") of CPG Carlyle Fund, LLC (formerly, CPG Carlyle Private Equity Fund, LLC) (the "Fund").

Because you tendered Units of the Fund, you have previously been issued a promissory note entitling you to receive 100% of the repurchase price [(as adjusted for proration caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of December 31, 2015, in accordance with the terms of the tender offer.  A cash payment of [approximately] [__]% of the repurchase price is being wired directly into the account you have designated.  If you did not provide account information, the cash payment is enclosed in the form of a check.  [Any balance remaining on the promissory note will be paid in one or more additional installments as soon as practicable hereafter.]

Should you have any questions, please feel free to contact the Fund at (212) 317-9200.

Sincerely,

CPG Carlyle Fund, LLC

Enclosure